October 1, 2025

VIA EDGAR

Kellie Kim

Jeffrey Lewis

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

RE:	PennyMac Mortgage Investment Trust

Form 10-K for the fiscal year ended December 31, 2024

File No. 001-34416

Dear Ms. Kim and Mr. Lewis:

I am writing in response to your letter dated September 12, 2025, regarding your review of the Annual Report on Form 10-K of PennyMac Mortgage Investment Trust (the “Company,” “our” or “we”) for the fiscal year ended December 31, 2024.

Set forth below is the Company’s response to your comment. For ease of review, your comment is reprinted in bold face and is followed by our response.

Form 10-K for the fiscal vear ended December 31, 2024 Note 24—Earnings Per Common Share, page F-63

I. We note your disclosure in Note 15 regarding the 2026 Exchangeable Notes and 2029 Exchangeable Notes. which are collectively referred to as the Exchangeable Notes. Please tell us how you considered the effect of the Exchangeable Notes in your dilutive earnings per common share calculation for the year ended December 31, 2024. Refer to ASC 260-10-50-l(c).

Company’s Response

We disclose securities that could potentially dilute basic earnings per share (“EPS”) in the future that were not included in the computation of diluted EPS because such securities are antidilutive in the current period in Note 24 – Earnings Per Common Share.

As disclosed in Note 24 – Earnings Per Common Share and Note 15— Long-Term Debt under the subheading Unsecured Senior Notes—Exchangeable Senior Notes, effective June 21, 2024, the Company and its subsidiary, PennyMac Corp., entered into a Fifth Supplemental Indenture governing the 2026 Exchangeable Notes to change the settlement terms to eliminate our option to elect physical share settlement on any exchange of the 2026 Exchangeable Notes and requiring us to settle the principal amount for cash and the remainder of the exchange obligation for cash, common shares of beneficial interest (“Common Shares”) or a combination of cash and Common Shares. We issued the 2029 Exchangeable Notes with the same settlement terms as the revised terms of the 2026 Exchangeable Notes.

As a result of the settlement terms of the Exchangeable Notes, we now calculate diluted EPS as specified by ASC 260-10-45-40:

•	As required by ASC 260-10-45-40.b.1, our calculation excludes adjustment for interest applicable to the Exchangeable Notes as the principal is required to be paid in cash; and

•

As required by ASC 260-10-45-21A, the number of shares issuable under each of the Exchangeable Notes is calculated based on the average market price of the Company’s Common Shares in excess of the implied conversion price of the Exchangeable Note. As shown below, the average Common Share price for 2024 was below the implied conversion price of each of the Exchangeable Notes:

Issuance	Conversion rate	Implied price
2026 Exchangeable Notes	63.3332	$15.79
2029 Exchangeable Notes	46.1063	$21.69
Actual annual average price of Common Shares		$13.94

As such, no incremental shares were issuable or included for purposes of the EPS calculations for 2024. Consistent with our practice for the fiscal year ended December 31, 2024, in future calculations, if the average Common Share price is in excess of the implied conversion prices of the Exchangeable Notes, the shares issuable upon exchange of the Exchangeable Notes will either be included in the calculation of diluted EPS or disclosed as not included in the computation of diluted EPS because such securities are antidilutive.

Closing

You may call me at (818) 224-7136 if you require clarification or have additional questions. I can also be reached by U.S. mail or by e-mail at dan.perotti@pennymac.com.

Sincerely,

/s/ Daniel S. Perotti

Daniel S. Perotti
Chief Financial Officer

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